The following is being resubmitted to correct a typographical error on page 23.

[AMERICAN EXPRESS FINANCIAL ADVISORS]

July 25, 2005

BY EDGAR CORRESPONDENCE

Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0408
100 F Street, N.E.
Washington, DC 20549

Re:
Ameriprise Financial, Inc. Registration Statement on Form 10, Filed June 7, 2005, as amended July 25, 2005; File No. 1-32525

Dear Mr.Webb:

        We refer to the comment letter dated July 8, 2005 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Registration Statement on Form 10 of Ameriprise Financial, Inc. (the "Company") filed with the Commission on June 7, 2005 (the "Form 10"), in connection with the registration of shares of the Company under Section 12(b) of the Securities Exchange Act of 1934, as amended.

        We have set forth below the text of each of the Staff's comments set forth in its comment letter, followed by the Company's response. In addition to responding to the Staff's comments, we have updated the Form 10 generally.

*    *    *    *    *

General

1.
To the extent the effectiveness of the registration statement is delayed, please update your financial statements as required by Rule 3-12 of Regulation S-X.

  The Company has noted the Staff's comment.

Summary of Consolidated Financial Data, page 12

2.
While we note you do not have a classified balance sheet, please revise to disclose your obligations that are long-term in nature, including separate account liabilities.

  Refer to Instruction 2 of Item 301 of Regulation S-K. Similarly revise the Selected Consolidated Financial Data on page 42.

  The Company has revised the disclosure as requested. See pages 13 and 42.

Capitalization, page 40

3.
Please revise to delete the presentation of cash and cash equivalents. Capitalization is represented by long-term debt and stockholders' equity.

  The Company has revised the presentation as requested. See page 40.

Unaudited Pro Forma Financial Information, page 44

4.
Please revise to provide a tabular presentation of all non-recurring charges excluded from these financial statements, identifying the period in which they will be incurred.

  The Company has revised the disclosure as requested. See page 45.

5.
We note on page F-18 that you have provided for income taxes on a separate return basis, except that, under an agreement between you and American Express, tax benefits have been recognized for losses to the extent such losses can be used on American Express' consolidated federal income tax return. Please revise your pro forma income statements to reflect a tax provision calculated on the separate return basis with no exceptions. Refer to Question 3 of SAB Topic 1.B:1.

  We note supplementally to the Staff that Question 3 of SAB Topic 1:B.1 was considered in the preparation of the pro forma financial information and that for the periods presented, the total income tax provision for the Company computed on a separate return basis was the same as the total income tax provision historically reported. The separate return basis, however, would have resulted in a pro forma $16 million reclassification of 2004 income tax benefit from the current to the deferred provision. That reclassification would have resulted from a net capital loss carry forward of $44 million that would not have been utilized on the Company's separate returns, but was expected to be utilized on the American Express consolidated 2004 income tax return. Management believes that the ultimate realization of the related $16 million pro forma deferred tax asset would have been more likely than not and, accordingly, no valuation allowance would have been required on a separate return basis as of December 31, 2004 or as of March 31, 2005.

  Based on the above, the Company has revised the disclosure in footnote (e) to the unaudited pro forma consolidated statements of income by adding a statement that the computation of the pro forma income tax provision on a separate return basis as compared to the method used on a historical basis resulted in no additional adjustment. See page 48.

Unaudited Pro Forma Income Statement for the Year ended December 31, 2004 and the Three Months ended March 31, 2005, page 46

6.
Please revise to delete adjustment (c), which assumes interest income earned on a capital contribution. Limit your disclosure of any assumed earnings to the footnotes.

  The Company has revised the presentation as requested. See page 47.

7.
Please revise footnote (d) to disclose all assumptions used to determine the amount of the adjustment and the basis for those assumptions.

  The Company has revised the disclosure as requested. See page 48.

Unaudited Pro Forma Income Statement for the Three Months ended March 31, 2005, page 47

8.
We note separation costs of $20 million included in pro forma income for the three months ended March 31, 2005. Please revise to disclose income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Rule 11-02(b)(5) of Regulation S-X.

  The Company has revised the presentation as requested. See page 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

General

9.
Please revise to specifically discuss and analyze your balance sheet and significant changes in your balance sheet. Please include expanded disclosure of the amounts related to your insurance subsidiaries, including where they are recorded in your balance sheet. A tabular format of the related reserves may be helpful to an investor. Refer to Item 303(a) of Regulation S-K

  The Company has revised the disclosure as requested. See pages 82, 83 and 84.

Our Results of Operations by Segment, page 71

10.
For each of the periods presented, please revise to include the "Corporate and Other" segment in your analysis.

  The Company has revised the disclosure as requested. See pages 76 and 81.

Consolidated Statements of Income, page F-3

11.
Noting the significance of the other expenses line item to pre-tax income, please revise to separately report on the face of your income statement all categories of expenses that are material. Alternatively, provide footnote disclosure of the significant components of this line item. Consider providing an expanded discussion of these items in MD&A.

  The Company has revised the disclosure as requested. See page F-47. We note to the Staff that other expenses are discussed in MD&A. See pages 70, 72 and 73.

Note 1. Summary of Significant Accounting Policies, page F-7

General

12.
Please revise here and throughout your document to disclose how you considered SAB Topic 1:B in preparing these financial statements. Revise MD&A to provide a separate section that discusses services and operations provided by American Express that you will have to replace and that discusses any financial obligations you will have to American Express during the transition of your company to that of a separate entity. Please ensure that you have discussed all associated trends on operations. For instance, clarify if there is any fee associated with the right you will have to use the American Express name for two years after the separation.

  The Company has revised the disclosure as requested. See pages 54, 55, F-7 and F-8.

Other Revenues, page F-10

13.
Please revise to disclose your revenue recognition accounting model related to universal and variable universal life insurance. Refer to SFAS 97.

  The Company has revised the disclosure as requested. See page F-10.

Trading Securities, page F-12

14.
Please cite the authoritative guidance you rely on to record your hedge fund investments at fair value with unrealized and realized gains (losses) recorded in the income statement.

  The Company invests in hedge funds as part of its portfolio diversification strategy. In accounting for these investments, the Company has historically applied the accounting guidance of SFAS 115 for investments classified as "trading." The authoritative literature that would generally apply to the accounting for hedge fund investments is APB 18 and EITF Topic No. D-46 and would result in the Company accounting for its hedge fund investments using the equity method. Pursuant to the AICPA Audit and Accounting Guide: Investment Companies, hedge funds (i.e, limited liability investment partnerships) account for their assets and liabilities at fair value, with realized and unrealized changes in fair value being reported in their results from operations. The Company had previously evaluated this guidance and determined that applying the equity method of accounting to the Company's hedge fund investments would result in (i) the same income/(loss) from investments and (ii) the same investment in hedge fund balance when compared to the amounts the Company has historically reported applying FAS 115 trading investment accounting. While the Company believes that classifying its investments in hedge funds as trading securities reflects the underlying nature of the investment activities within the hedge funds, the Company has modified the description for these investments in Note 2 to our consolidated financial statements to read "Trading securities, at fair value and equity method investments in hedge funds" and has made corresponding changes elsewhere in the registration statement.

Future Policy Benefits and Claims, page F-16

15.
Please revise to disclose why liabilities for equity indexed deferred annuities are valued differently for annuities issued in 1999 or later as compared to those issued before 1999.

  The Company has revised the disclosure as requested. See page F-17.

Note 2. Investments, page F-21

16.
Please revise to disclose the aggregate fair value by category for all investments in an unrealized loss position for which other-than-temporary impairments have not been recognized as of December 31, 2003. Refer to paragraph 21 of EITF 03-1.

  The Company has revised the disclosure as requested. See page F-23.

17.
For each of the periods presented, please revise to describe the main causes of the other-than-temporary impairments realized on your available-for-sale securities.

  The Company has revised the disclosure as requested. See pages F-25 and F-26.

18.
We note your discussion on page F-23 of the $41 million unrealized loss related to your retained interest in a collateralized debt obligation securitization trust. Please revise to disclose the information you considered (both positive and negative) in reaching the conclusion that the impairment was not other-than-temporary. Your current disclosure supports your carrying value but does not support your conclusion that the $41 million impairment was not other-than-temporary. Refer to paragraph 21(b) of EITF 03-1.

  The Company has revised the disclosure as requested. See page F-24.

  Supplementally, the unrealized loss primarily relates to the accounting required by SFAS 140 for retained interests in entities to which available-for-sale securities are transferred. More specifically, question #62 within FASB's Question and Answer supplement to SFAS 140, addresses the accounting for unrealized gains or losses on available-for-sale securities that are transferred to an entity for which the transferor retains an interest that is accounted for under EITF 99-20. The guidance states that the unrealized gain or loss should not be recognized in earnings before it is realized. The example provided within the question and answer demonstrates that the unrealized gain or loss related to the available-for-sale securities is carried in accumulated other comprehensive income in accounting for the retained interest under EITF 99-20 and states that the unrealized gain or loss should remain in accumulated other comprehensive income until the qualifying SPE sells the assets. As of December 31, 2004, $33 million of the $41 million in unrealized losses related to unrealized losses on the CDOs transferred into the CDO securitization trust as of the transfer date with the remaining $8 million relating to changes in interest rates.

  The Company sold its retained interests in the CDO securitization trust in the second quarter of 2005 at a gain, which further supports the Company's conclusion that the retained interests were not impaired as of December 31, 2004.

Note 3. Variable Interest Entities, page F-26

19.
We note your disclosure that ongoing valuation adjustments specifically related to the consolidated CDO will be reflected in your results of operations until maturity and that the reduction in the value of the assets will be absorbed by the third-party investors. We also note your disclosure on page F-24 that the CDO is supported by a portfolio of high yield bond and loans which are classified as available-for-sale.

  Please revise to disclose why valuation adjustments will be reflected in your results of operations when the underlying investments are classified as available-for-sale, citing the accounting literature you relied on in determining the appropriateness of your accounting.

  The Company has revised the disclosure to clarify that changes in value of available-for-sale securities are not being reflected in income but are instead being reflected in other comprehensive income. See page F-28.

Note 4. Deferred Acquisition Costs and Deferred Sales Inducement Costs, page F-28

20.
Please revise to disclose why amortization expense includes the impact of DAC amortization assumption changes made during periods other than the third quarter in your roll forward of deferred acquisition costs, citing the authoritative literature you relied on in determining the appropriateness of your accounting.

  We note supplementally to the Staff that in accordance with SFAS 97, paragraph 25, amortization of deferred acquisition costs includes adjustments related to experience changes. The Company has determined that deferred acquisition costs is a critical accounting policy. A key component of the accounting policy relates to the review and update of underlying assumptions annually in the third quarter of each year unless a significant deviation in the assumptions is identified during the quarterly monitoring. Therefore, the Company has chosen to disclose additional details surrounding third quarter adjustments, as well as, other quarterly adjustments to provide greater transparency to the reader related to the accounting policies of the Company.

  The Company has revised the disclosure as requested. See page F-30.

Note 5. Goodwill and Other Intangibles, page F-28

21.
We note on page F-14 that intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. For intangibles subject to amortization, please revise to disclose the gross carrying amount and accumulated amortization by major intangible asset class. Refer to paragraph 45(a) of SFAS 142.

  The Company has revised the disclosure as requested. See page F-31.

22.
For intangible assets not subject to amortization, please revise to disclose the total carrying amount and the carrying amount for each major intangible asset class. Refer to paragraph 45(b) of SFAS 142.

  The Company has revised the disclosure as requested. See page F-31.

23.
Please revise to describe the foreign currency translation adjustment and its affect on your goodwill balance.

  The Company has revised the disclosure as requested. See page F-31.

Note 8. Shareholder's Equity and Related Regulatory Requirements, page F-32

24.
Please revise to disclose, as of the most recent balance sheet date, the actual and required amounts of regulatory capital.

  The Company has revised the disclosure as requested. See pages F-35, F-36 and F-65.

Note 11. Retirement Plans and Profit Sharing Arrangements, page F-36

Profit Sharing Arrangements, page F-40

25.
Please revise to specifically state to what the 33% in 2004 and 30% in 2005 and thereafter relates in the first Threadneedle profit sharing arrangement.

  The Company has revised the disclosure as requested. See pages F-44 and F-45.

Note 12. Derivatives and Hedging Activities, page F-41

26.
To help us better understand your accounting and evaluate your disclosures, provide us with a comprehensive analysis for each relationship which includes a derivative instrument classified as a fair value or cash flow hedge. Tell us the following for each type of derivative hedging relationship:

a)
Your strategy and purpose for each hedging relationship.

b)
The critical terms of your derivative hedges and hedged items.

c)
How you meet the criteria of paragraphs 20 and 28 of SFAS 133.

d)
How you meet the criteria of paragraphs 21 and 29 of SFAS 133 for each hedged item.

e)
How you design effectiveness testing.

f)
How you measure ineffectiveness.

g)
How you meet the criteria of paragraph 68 of SFAS 133, for each hedging relationship for which you use short cut accounting.

h)
If you aggregate similar assets and liabilities and hedge as a portfolio, please discuss the risk exposure they share and how you test for proportionality. Clearly explain the extent to which you are aggregating.

As noted on page F-45, the Company uses derivative financial instruments to manage its exposure to interest rate, equity price and foreign currency risk. These derivative financial instruments are predominately economic hedges under SFAS 133 and are accounted for at fair value, with changes in fair value recorded through earnings. The following table summarizes the total derivative product assets and liabilities outstanding as of March 31, 2005:

March 31, 2005 Amounts	Derivative Product Assets(2) (in Millions)	Derivative Product Liabilities(2) (in Millions)	Derivative Product Notionals(2) (in Billions)
Total derivative financial instruments(1)	$139	$48	$3.5
Derivative financial instruments that qualify for hedge accounting under SFAS 133	$17	$2	$1.3
Percentage of derivative financial instruments that qualify for hedge accounting	12%	4%	38%

(1)
Excludes foreign currency forward contracts

(2)
Excludes settlement accruals

        As shown above, the Company has a limited amount of derivative financial instruments to which it applies hedge accounting under SFAS 133. The information, below, is an analysis for each relationship that includes a derivative instrument classified as a fair value or cash flow hedge currently outstanding.

Fair Value Hedges of Interest Rate Risk Inherent in Fixed-Rate Specific Corporate Bonds

a) Strategy and Purpose	The Company, through its subsidiary, American Express International Deposit Company ("AEIDC"), entered into a short cut eligible fair value hedge strategy in August 2001. The purpose is to hedge the Company's interest rate risk exposure related to specific AEIDC fixed rate corporate bonds accounted for as "available for sale" under SFAS 115. In a rising interest rate environment, the fair value of fixed rate corporate bonds declines. AEIDC hedged the economic risk of changing interest rates by entering into pay-fixed, receive- variable (LIBOR-based) interest rate swaps that convert the fixed rates to variable rates, effectively protecting AEIDC from changes in market values due to interest rate movement.
b) Critical Terms of Derivatives and Hedged	Critical terms of the derivatives:
Items	•	All interest rate swaps are pay fixed, receive variable (LIBOR-based).
	•	All of the interest rate swaps were entered into "at market," with no initial/upfront premium required, and a fair value of zero at inception.
	•	All floating swap legs are six-month LIBOR based (six month reset frequency).
	•	All swaps require net settlement.
	•	All counterparties are investment grade and/or netting agreements are in place and the Company monitors counterparty deterioration in investment grade.
As of March 31, 2005, the Company had approximately $131 million in notional of open positions:
Swap Counterparty	Notional (in Millions)	Trade Date	First Cash Flow	End Date	Fixed Pay Rate
1. Bear Stearns	$10	08/07/01	02/01/02	08/01/06	5.425
2. Bear Stearns	$11	08/09/01	12/15/01	12/15/05	5.198
3. Lehman	$12.5	08/09/01	02/15/02	08/15/06	5.387375
4. Citibank	$12	08/21/01	03/01/02	09/01/06	5.2175
5. Morgan Stanley	$5	08/23/01	11/15/01	09/20/07	5.3975
6. Morgan Stanley	$12.5	10/24/01	12/15/01	12/15/05	4.275
7. Bear Stearns	$15	10/23/01	04/15/02	10/15/06	4.585
8. JP Morgan	$8	10/23/01	04/15/02	10/15/06	4.53
9. IXIS Capital	$5	10/24/01	03/01/02	11/01/06	4.328
10. Morgan Stanley	$11.184	10/24/01	02/01/02	08/01/06	4.465
11. Lehman	$10	10/30/01	04/30/02	10/30/08	4.736
12. Lehman	$4	10/31/01	05/01/02	11/01/06	4.25
13. Lehman	$15	10/31/01	05/01/02	11/01/06	4.25
b) Critical Terms of Derivatives and Hedged Items (cont.)	The critical terms of the corresponding corporate bonds that are designated in the hedging relationships are as follows:
	•	All specific bonds are fixed rate investments with 6 month coupon payment frequencies.
	•	All specific bonds mature on the same date as the corresponding designated interest rate swap.

•	All corporate bonds are classified as "available for sale" under SFAS 115.
Issuer	Principal (in Millions)	Coupon Pmt Freq.	Fixed Pay Rate	Maturity Date
1. Weyerhauser	$10	6 months	5.425	08/01/06
2. Kansas City P&L	$11	6 months	5.198	12/15/05
3. Alliance Capital	$12.5	6 months	5.387375	08/15/06
4. Marshall & Illsley	$12	6 months	5.2175	09/01/06
5. Simon Debartolo Grp	$5	6 months	5.3975	09/20/07
6. British Telecom	$12.5	6 months	4.275	12/15/05
7. Bellsouth	$15	6 months	4.585	10/15/06
8. Southwestern Pub Serv	$8	6 months	4.53	10/15/06
9. France Telecom	$5	6 months	4.328	11/01/06
10. Walmart	$11.184	6 months	4.465	08/01/06
11. Progress Energy	$10	6 months	4.736	10/30/08
12. Wachovia	$4	6 months	4.25	11/01/06
13. Kraft Foods	$15	6 months	4.25	11/01/06
c.1) SFAS 133, paragraph 20 a.	20.	An entity may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof ("hedged item") that is attributable to a particular risk. Designated hedging instruments and hedged items qualify for fair value hedge accounting if all of the following criteria and those in paragraph 21 are met:
	(a)
		At inception of the hedge, there is formal documentation of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk will be assessed. There must be a reasonable basis for how the entity plans to assess the hedging instrument's effectiveness.

	The Company formally documented the hedging relationship at the inception of the hedge. The documentation includes the risk management objective and strategy, the hedging instruments, the hedged items, effectiveness assessments (short cut eligible). This documentation included a formal analysis of the related SFAS 133 criteria.
c.1) SFAS 133, paragraph 20 a.	Not applicable — Not a firm commitment hedge.
c.1) SFAS 133, paragraph 20 a.	(2)
		An entity's defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative's change in fair value, such as time value, from the assessment of hedge effectiveness, as discussed in paragraph 63 in Section 2 or Appendix A.
	The hedge relationships are "Short Cut Method" eligible. No components of the derivative fair values have been excluded from the assessment of hedge effectiveness.

c.1) SFAS 133, paragraph 20 b.	b.
Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated. An assessment of effectiveness is required whenever financial statements or earnings are reported, and at least every three months. If the hedging instrument (such as an at-the-money option contract) provides only one-sided offset of the hedged risk, the increases (or decreases) in the fair value of the hedging instrument must be expected to be highly effective in offsetting the decreases (or increases) in the fair value of the hedged item. All assessments of effectiveness shall be consistent with the risk management strategy documented for that particular hedging relationship.

These swaps qualify for the "Short Cut Method" as defined under paragraph 68 because all terms perfectly match (see additional paragraph 68 criteria discussion, below.) As such, an assessment of effectiveness at inception and on an on-going basis is not required.
c.1) SFAS 133, paragraph 20 c.	Not applicable — No written options.
c.2) SFAS 133, paragraph 21 a.	21.	An asset or a liability is eligible for designation as a hedged item in a fair value hedge if all of the following criteria are met:
a.
The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability or of an unrecognized firm commitment. The hedged item is a single asset or liability (or a specific portion thereof) or is a portfolio of similar assets or a portfolio of similar liabilities (or a specific portion thereof).
The hedged item is a single recognized asset (corporate bond investment) identified by issuer, fixed rate and CUSIP number (see table under critical terms of hedged item.)
c.2) SFAS 133, paragraph 21 b.	b.	The hedged item presents an exposure to changes in fair value attributable to the hedged risk that could affect reported earnings.

Changes in the fair value of the hedged item are partially attributable to changes in the benchmark interest rate (LIBOR), which would impact reported earnings through Net Investment Income and upon the sale of the individual corporate bonds.
c.2) SFAS 133, paragraph 21 c.	c.
The hedged item is not (1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings, (2) an investment accounted for by the equity method in accordance with the requirements of SAPB Option 18, (3) a minority interest in one or more consolidated subsidiaries, (4) an equity investment in a consolidated subsidiary, (5) a firm commitment either to enter into a business combination or to acquire or dispose of a subsidiary, a minority interest, or an equity method investee or (6) an equity instrument issued by the entity and classified in stockholders' equity in the statement of financial position.

The assets that have been designated are debt securities, individual corporate bonds, issued by a single obligor and classified as an available-for-sale security in accordance with SFAS 115. Therefore, the designated hedged items are not (1) re-measured with the changes in fair value attributable to the hedged risk reported currently in earnings, (2) accounted for by the equity method, (3) a minority interest, (4) an equity investment in a consolidated subsidiary, (5) a firm commitment to enter into a business combination or to acquire or dispose of a subsidiary, a minority interest, or an equity method investee or (6) an equity instrument issued by the entity and classified in stockholder's equity.
c.2) SFAS 133, paragraph 21 d.	Not applicable — The designated corporate bonds are classified as "available for sale" in accordance with SFAS 115.
c.2) SFAS 133, paragraph 21 e.	Not applicable — The hedged items are financial assets.
c.2) SFAS 133, paragraph 21 f.	f.
If the hedged item is a financial asset or liability, a recognized loan servicing right, or a nonfinancial firm commitment with financial components, the designated risk being hedged is (1) the risk of changes in the overall fair value of the entire hedged item, (2) the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk), (3) the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk), or (4) the risk of changes in its fair value attributable to both changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk).

The hedged items are financial assets (specific "available for sale" corporate bonds), and the designated risk is the risk of changes in fair value of the corporate bonds attributable to changes in the designated benchmark interest rate (6 month LIBOR)
d.1) SFAS 133, paragraph 28	Not applicable — Not a cash flow hedge.
d.2) SFAS 133, paragraph 29	Not applicable — Not a forecasted transaction hedge.
e) Effectiveness Testing	The Company was not required to assess effectiveness under SFAS 133, as the hedge relationship is paragraph 68 "Short-Cut Method" eligible.
f) Ineffectiveness Measuring	The Company was not required to measure ineffectiveness under SFAS 133, as the hedge relationship is paragraph 68 "Short-Cut Method" eligible.

g) SFAS 133, paragraph 68 a.	68.
An assumption of no ineffectiveness is especially important in a hedging relationship involving an interest-bearing financial instrument and an interest rate swap because it significantly simplifies the computations necessary to make the accounting entries. An entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap if all of the applicable conditions in the following list are met:
Conditions applicable to both fair value hedges and cash flow hedges:
	a.	The notional amount of the swap matches the principal amount of the interest-bearing asset or liability.
The notional amount of the individual swaps matches the principal (par) amount of the interest-bearing asset.
g) SFAS 133, paragraph 68 b.	b.
If the hedging instrument is solely an interest rate swap, the fair value of the swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call option or put option, as discussed in paragraph 68 (d), the premium for the mirror image option must be paid and received in the same manner as the premium on the call or put option embedded in the hedged item.
The Company paid no premium for the interest rate swaps. The swaps were "at the money" at inception, and, as such, the fair value of the swaps at inception was zero.
g) SFAS 133, paragraph 68 c.	c.
The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

The formula for computing net settlements on each of the individual swaps is the same throughout the life of the individual contracts. For each swap, the fixed leg remains the same and the floating leg applies the same variable index (6 month LIBOR) throughout the term of the swap.

g) SFAS 133, paragraph 68 d.	d.
The interest-bearing asset or liability is not prepayable (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror image call option. The call option embedded in the swap is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging instrument is a compound derivative and a mirror image put option.
The individual interest-bearing assets (the specific corporate bonds) currently outstanding are not prepayable or callable.
g) SFAS 133, paragraph 68 dd.	dd.	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.
The index (6-month LIBOR) on the variable leg of the swap matched the benchmark rate (6-month LIBOR) designated as the interest rate risk being hedged.
g) SFAS 133, paragraph 68 e.	Not applicable — There are no other terms present that would invalidate the assumption of no ineffectiveness.
g) SFAS 133, paragraph 68 f.	Conditions applicable to fair value hedges only
	f.	The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.
The expiration date of the swap matches the maturity date of the interest-bearing asset.
g) SFAS 133, paragraph 68 g.	g.	There is no floor or cap on the variable interest rate of the swap.
There are no floors or ceilings on the variable interest rates of the individual swaps.
g) SFAS 133, paragraph 68 h.	h.
The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).
The interval between re-pricings of the variable interest rate in the swap is no more than six months.
g) SFAS 133, paragraph 68 i. — k.	Not applicable — Cash flow hedges only.
h) Aggregation of Assets for Portfolio Hedging	Not applicable.

Cash Flow Hedges of Interest Rate Risk Inherent in the Forecasted Interest Payment Cash Flows of Fixed Premium Products

a) Strategy and Purpose	During December 2003, the Company, through IDS Life Insurance Company and subsidiaries ("IDSL"), purchased $1.2 billion notional of European swaptions to hedge benchmark interest rate risk (protection against rising 10-year Treasury rates) related to the forecasted interest payment cash flows from the future sales of fixed premium products. The Company sells various fixed premium annuities and other products each month to third party clients. These annuities include an interest component that is fixed for one year at the time of issuance. Therefore, each time a new annuity product is sold, a new interest rate risk exposure is created. As a core component of its insurance business, the Company has forecasted that it will continue to sell annuities and other fixed premium products through at least 2018. Therefore, the Company will have interest rate risk exposure from these products throughout that period. When interest rates rise, the Company will be required to pay a higher interest expense on the future annuities sold. As such, the Company has specifically determined that it would like to mitigate this risk to rising interest rates for future periods and effectively "lock in" the market rates that existed in December 2003. Because the Company wanted to be able to take advantage of potential future decreases in interest rates, the Company entered into a series of European swaption contracts (options that give the purchaser the right to enter into a swap and can only be exercised on a single date at their maturity) to hedge its exposure to certain forecasted interest payments related to fixed premium products sold from 2007 through 2018. Through the swaptions, if interest rates rise, the Company exercises the option and obtains a swap that will be an effective hedge of the forecasted interest payments. If interest rates decline, the options will expire.
b) Critical Terms of Derivatives and Hedged Items	The critical terms of the designated derivative financial instruments are as follows:
	•	Purchased European swaptions, which are 4x10 and 5x10 year derivative instruments (4 and 5 year options with the right to enter into 10 year pay fixed, receive floating swaps at the date of the option maturity.)
	•	The individual swap components of the swaptions have a floating index of CMS (Constant Maturity Swap) rates.
	•	There are 36 swaptions, totaling $1.2 billion in notional.
	•	The total upfront premium paid for the swaptions was approximately $72 million (which is a smaller amount than would be required for other contracts with a similar market response.)
	•	The swaptions can be net settled or the Company can enter into the 10 year swap at the option maturity.
	•	The counterparty to all of the purchased swaptions is Lehman Brothers, which is an investment grade counterparty. The Company monitors counterparty deterioration in investment grade.

b) Critical Terms of Derivatives and Hedged Items (cont.)	The following table summarizes the swaptions as of hedge inception:
Swaption	Notional (Millions)		Trade Date	Start Date	Option Date	Maturity Date
Lehman	33.0		12/13/03	12/17/03	1/16/07	1/18/17
Lehman	33.0		12/13/03	12/17/03	2/15/07	2/20/17
Lehman	33.0		12/13/03	12/17/03	3/15/07	3/19/17
Lehman	33.0		12/13/03	12/17/03	4/16/07	4/18/17
Lehman	33.0		12/13/03	12/17/03	5/15/07	5/17/17
Lehman	33.0		12/13/03	12/17/03	6/15/07	6/19/17
Lehman	33.0		12/13/03	12/17/03	7/16/07	7/18/17
Lehman	33.0		12/13/03	12/17/03	8/15/07	8/17/17
Lehman	33.0		12/13/03	12/17/03	9/17/07	9/19/17
Lehman	33.0		12/13/03	12/17/03	10/15/07	10/17/17
Lehman	33.0		12/13/03	12/17/03	11/15/07	11/19/17
Lehman	33.0		12/16/03	12/17/03	12/17/07	12/19/17
Lehman	66.7	*	12/16/03	12/18/03	1/16/08	1/18/18
Lehman	66.7	*	12/16/03	12/18/03	2/19/08	2/21/18
Lehman	66.7	*	12/16/03	12/18/03	3/17/08	3/19/18
Lehman	66.7	*	12/16/03	12/18/03	4/16/08	4/18/18
Lehman	66.7	*	12/16/03	12/18/03	5/16/08	5/20/18
Lehman	66.7	*	12/16/03	12/18/03	6/16/08	6/18/18
Lehman	66.7	*	12/16/03	12/18/03	7/16/08	7/18/18
Lehman	66.7	*	12/16/03	12/18/03	8/18/08	8/20/18
Lehman	66.7	*	12/16/03	12/18/03	9/16/08	9/18/18
Lehman	66.7	*	12/16/03	12/18/03	10/16/08	10/20/18
Lehman	66.7	*	12/16/03	12/18/03	11/17/08	11/19/18
Lehman	66.7	*	12/16/03	12/18/03	12/16/08	12/18/18
Total	$1,200
* Two swaptions with identical terms each with about $33 million notional.
b) Critical Terms of Derivatives and Hedged Items (cont.)
As discussed in the strategy overview, the Company sells various fixed premium annuities and other products (e.g., fixed portion of variable, UV/VUL annuities) each month to third party clients. These annuities include an interest component that is fixed for one year at the time of issuance. Therefore, each time a new annuity product is sold, a new interest rate risk exposure is created. As a core component of its insurance business, the Company has forecasted that it will continue to sell annuities and other fixed premium products through at least 2018. As such, the Company has interest rate risk exposure from these products through 2018. To mitigate this risk, through the purchase of swaptions, discussed above, the Company has designated certain forecasted interest payment cash flows from the future sales of fixed premium product.

The Company's total annuity volumes outstanding as of December 31, 2003, 2002 and 2001 were approximately $26 billion, $23 billion and $20 billion, respectively, including renewals of existing annuities. Historically, for the five-year period from January 1998 through December 2003 (the inception of this hedge strategy), the Company has issued/received at least $100 million of fixed premium products each month. The interest rates inherent in these premiums are "fixed" for a one-year period after the issuance. Subsequently, the interest rate inherent in the outstanding premiums is then reset annually.

b) Critical Terms of Derivatives and Hedged Items (cont.)	Based upon the portfolio and issuance information, the critical terms of the hedged items are as follows:
•
The Company has formally designated as the hedged cash flows the interest payment each month, for a one-year period, of the fixed premium products originated by the Company in the specified month of each year, through the swap maturity, in an amount equal to the notional amount of the individual derivative.
•
As an example, the $33 million notional 4x10 swaption (4 year option to enter into a 10 year swap) entered into in December 2003 for which the swap starts in January 2007, is designated to hedge one year of interest payments (January through December) on $33 million of fixed premium product originated in January of each year for 10 years. Since the swap is outstanding for a ten year period from the expiration date of the option, each year the swap is designated to a new series of twelve interest payments related to new issuances of annuities in January of that subsequent year. Other swaptions are designated to hedge each of the other interest payments originated in the remaining eleven months. Therefore, the $33 million notional 4x10 swaption entered into in December 2003 for which the swap starts in February 2007, is designated to hedge one year of interest payments (February through January) on $33 million of fixed premium product originated in February of each year.
	•	The designated hedged risk is benchmark (10-year Treasury) interest rate risk inherent in the forecasted interest payments of the fixed premium products.

The following matrix is a summary of the designated forecasted cash flows:
Notional/ Annuity Interest Payments (in Millions)	First Month of Cash Flows Designated	Monthly Series of Cash Flows Designated	Swap Start Date/ Month of First Hedged Cash Flows	Swap Maturity Date /Month of Last Hedged Cash Flows
$33.0	January	January — December	1/07	1/17
$33.0	February	February — January	2/07	2/17
$33.0	March	March — February	3/07	3/17
$33.0	April	April — March	4/07	4/17
$33.0	May	May — April	5/07	5/17
$33.0	June	June — May	6/07	6/17
$33.0	July	July — June	7/07	7/17
$33.0	August	August — July	8/07	8/17
$33.0	September	September — August	9/07	9//17
$33.0	October	October — September	10/07	10//17
$33.0	November	November — October	11/07	11//17
$33.0	December	December — November	12/07	12//17
$66.7	January	January — December	1/08	1//18
$66.7	February	February — January	2/08	2//18
$66.7	March	March — February	3/08	3//18
$66.7	April	April — March	4/08	4//18
$66.7	May	May — April	5/08	5//18
$66.7	June	June — May	6/08	6/18
$66.7	July	July — June	7/08	7/18
$66.7	August	August — July	8/08	8/18
$66.7	September	September — August	9/08	9/18
$66.7	October	October — September	10/08	10/18
$66.7	November	November — October	11/08	11/18
$66.7	December	December — November	12/08	12/18
c.1) SFAS 133, paragraph 20	Not applicable — Not a fair value hedge.
d.1) SFAS 133, paragraph 21	Not applicable — Not a fair value hedge.
d.1) SFAS 133, paragraph 28 a.	28.
		An entity may designate a derivative instrument as hedging the exposure to variability in expected future cash flows that is attributable to a particular risk. That exposure may be associated with an existing recognized asset or liability (such as all or certain future interest payments on variable-rate debt) or a forecasted transaction (such as a forecasted purchase or sale). Designated hedging instruments and hedged items or transactions qualify for cash flow hedge accounting if all of the following criteria and those in paragraph 29 are met:
	a.
		At inception of the hedge, there is formal documentation of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. There must be a reasonable basis for how the entity plans to assess the hedging instrument's effectiveness.

The Company formally documented the hedging relationship at the inception of the hedge. The documentation includes the risk management objective and strategy, the hedging instruments, the hedged items, and effectiveness and ineffectiveness assessments. This documentation included a formal analysis of the related SFAS 133 requirements.
d.1) SFAS 133, paragraph 28 a. (cont.)	(1)
An entity's defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative's change in fair value from the assessment of hedge effectiveness, as discussed in paragraph 63 in Section 2 of Appendix A.

The Company has elected not to exclude any component of the swaptions' change in fair value from the assessment of hedge effectiveness. The Company has designed its effectiveness assessment based upon the requirements of Statement 133 Implementation Issues G20 and has elected to use the hedging instrument's terminal value (i.e., expected future payoff at maturity) to assess whether a hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the risk being hedged. The time value of the option component of the swaption is captured in the effectiveness assessment requirements of G20.
d.1) SFAS 133, paragraph 28 a. (cont.)	Not applicable — No hedge of a foreign currency exchange risk.

d.1) SFAS 133, paragraph 28 a. (cont.)	(b)
The phrase "expected quantity" refers to hedges of other risks and requires specification of the physical quantity (that is, the number of items or units of measure) encompassed by the hedged forecasted transaction. If a forecasted sale or purchase is being hedged for price risk, the hedged transaction cannot be specified solely in terms of expected currency amounts, nor can it be specified as a percentage of sales or purchases during a period. The current price of a forecasted transaction also should be identified to satisfy the criterion in paragraph 28(b) for offsetting cash flows. The hedged forecasted transaction shall be described with sufficient specificity so that when a transaction occurs, it is clear whether that transaction is or is not the hedged transaction. Thus, the forecasted transaction could be identified as the sale of either the first 15,000 units of a specific product sold during a specified 3-month period or the first 5,000 units of a specific product sold in each of 3 specific months, but it could not be identified as the sale of the last 15,000 units of that product sold during a 3-month period (because the last 15,000 units cannot be identified when they occur, but only when the period has ended).

As noted in the critical terms of the hedged item discussion, the Company has designated the first interest credited each month for a one-year period on fixed premium products (fixed annuities, fixed portion of variable annuities, UL/VUL) originated by the Company in the specified month of each year through the swap maturity in an amount equal to the notional amount of the individual derivative.
d.1) SFAS 133, paragraph 28 b.	b.
Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, except as indicated in paragraph 28 (d) below. An assessment of effectiveness is required whenever financial statements or earnings are reported, and at least every three months. If the hedging instrument, such as an at-the-money option contract, provides only one-sided offset against the hedged risk, the cash inflows (outflows) from the hedging instrument must be expected to be highly effective in offsetting the corresponding change in the cash outflows or inflows of the hedged transaction. All assessments of effectiveness shall be consistent with the originally documented risk management strategy for that particular hedging relationship.

The Company assessed and continues to assess both retrospective and prospective effectiveness using regression analysis (the coefficient of determination, R-squared, and the slope coefficient, Beta) at the inception of the hedge and on at least a quarterly basis. Other statistical information is also monitored, such as the t-statistic and standard error to assess effectiveness. See effectiveness section for further discussion.
d.1) SFAS 133, paragraph 28 c.	Not applicable — No written options were designated as the hedging instruments.
d.1) SFAS 133, paragraph 28 d.
Not applicable — The Company's swaption portfolio modifies the interest payments associated with forecasted financial liabilities from a variable rate to a fixed rate, not from one variable rate to another variable rate.

d.2) SFAS 133, paragraph 29 a.	29.	A forecasted transaction is eligible for designation as a hedged transaction in a cash flow hedge if all of the following additional criteria are met:
	a.
		The forecasted transaction is specifically identified as a single transaction or a group of individual transactions. If the hedged transaction is a group of individual transactions, those individual transactions must share the same risk exposure for which they are designated as being hedged. Thus, a forecasted purchase and a forecasted sale cannot both be included in the same group of individual transactions that constitute the hedged transaction.
	The forecasted transaction is a series of interest payments that share the same risk of changes in cash flows attributable to changes in benchmark interest rates (10-year Treasury.)
d.2) SFAS 133, paragraph 29 b.	b.	The occurrence of the forecasted transaction is probable.
	The forecasted transactions hedged (i.e., interest credited) are dependent upon the volume of fixed premium product sales during the hedge period. On an overall basis, the hedge requires $100 million of fixed premium product sales per month over the hedge period. Management believes this is probable based on historic sales volumes and an expectation that future sales volumes will not be below the historic sales volumes.

	More specifically, Management has noted that the Company's total annuity volumes outstanding as of December 31, 2003, 2002 and 2001 were approximately $26 billion, $23 billion and $20 billion, respectively, well in excess of the total $1.2 billion swaption notional. Part of the volume considered for the forecasted cash flows is the renewal annuity activity. Historically, for the five year period from January 1998 through December 2003 (the inception of this hedge strategy), the Company has issued/received at least $100 million of premium products each month.

	Subsequently, for FY 2004 and FY 2005 to date, Management has also noted that the Company has issued/received at least $100 million of premium products each month. Further, the total annuity volume outstanding as of December 31, 2004 was approximately $30 billion, well in excess of the total $1.2 billion swaption notional.
d.2) SFAS 133, paragraph 29 c.	c.
		The forecasted transaction is a transaction with a party external to the reporting entity (except as permitted by paragraph 40) and presents an exposure to variations in cash flows for the hedged risk that could affect reported earnings.

	The forecasted transactions occur with policyholders, which are third parties to the Company. The forecasted transactions represent exposure to variability in cash flows that could affect reported earnings (interest expense). In the event Treasury rates increase, the crediting rate on future fixed premium product sales will increase resulting in interest credited to policyholders increasing in the income statement through interest expense.

d.2) SFAS 133, paragraph 29 d.	Not applicable — The forecasted transaction does not relate to an asset or liability that is or will be re-measured with changes in fair value attributable to the hedged risk reported in earnings.
d.2) SFAS 133, paragraph 29 e.	Not applicable — The forecasted transactions do not relate to a debt security that is classified as "held-to-maturity" under Statement 115.
d.2) SFAS 133, paragraph 29 f.
Not applicable — The transaction does not involve a business combination or (1) a parent company's interests in consolidated subsidiaries, (2) a minority interest in a consolidated subsidiary, (3) an equity-method investment, or (4) an entity's own equity instruments.
d.2) SFAS 133, paragraph 29 g.	Not applicable — The hedged transaction is not the forecasted purchase or sale of a non-financial asset or liability.
d.2) SFAS 133, paragraph 29 h.	h.
If the hedged transaction is the forecasted purchase or sale of a financial asset or liability (or the interest payments on that financial asset or liability) or the variable cash inflow or outflow of an existing financial asset or liability, the designated risk being hedged is (1) the risk of overall changes in the hedged cash flows related to the asset or liability, such as those relating to all changes in the purchase price or sales price (regardless of whether that price and the related cash flows are stated in the entity's functional currency or a foreign currency), (2) the risk of changes in its cash flows attributable to changes in the designated benchmark interest rate (referred to as interest rate risk), (3) the risk of changes in the functional-currency-equivalent cash flows attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) (refer to paragraphs 40, 40A, 40B and 40C), or (4) the risk of changes in its cash flows attributable to default, changes in the obligor's creditworthiness, and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk). Two or more of the above risks may be designated simultaneously as being hedged. The benchmark interest rate being hedged in a hedge of interest rate risk must be specifically identified as part of the designation and documentation at the inception of the hedging relationship. Ordinarily, an entity should designate the same benchmark interest rate as the risk being hedged for similar hedges, consistent with paragraph 62; the use of different benchmark interest rates for similar hedges should be rare and must be justified. In a cash flow hedge of a variable-rate financial asset or liability, either existing or forecasted, the designated risk being hedged cannot be the risk of changes in its cash flows attributable to changes in the specifically identified benchmark interest rate if the cash flows of the hedged transaction are explicitly based on a different index, for example, based on a specific bank's prime rate, which cannot qualify as the benchmark rate. However, the risk designated as being hedged could potentially be the risk of overall changes in the hedged cash flows related to the asset or liability, provided that the other criteria for a cash flow hedge have been met. An entity may not designate prepayment risk as the risk being hedged (refer to paragraph 21(f)).

The hedged transactions are certain forecasted interest payments related to the sale of fixed premium products. The designated risk is the risk of changes in cash flows attributable to increases in the designated benchmark interest rate (10-year Treasuries), which has been specifically identified in the Company's hedge documentation. The hedge transaction is not explicitly based on a different index than a benchmark index.
e) Effectiveness Testing
For both retrospective and prospective, at inception and on-going, effectiveness will be observed by the degree of correlation between the benchmark interest rate (10-year Treasury rate) that is an integral component of the first year crediting rate for fixed premium products and the floating rate of the swaps (10-year constant maturity swap rate). This variance will be measured through regression analyses, as prescribed by Statement 133 Implementation Issue E-7, with R-squared and beta serving as the significant statistical indicators. An R-squared of 0.8 or higher and a Beta of .8 to 1.2 supported a conclusion of high effectiveness. Also, after considering the standard error and required Beta levels (.8—1.2), a t-statistic of greater than 2 (i.e., 2 sigma) is maintained to support a conclusion of high effectiveness.

The test period is equal to the length of time of the actual hedge (10 years) and uses historical Treasury rate and CMS rate levels to determine whether a similar hedge "would have" been effective had it been executed in the past. The ten-year period utilized for the test is the ten years immediately prior to each effectiveness test date.

The cash flows in the effectiveness test are a function of the 10-year Treasury rate (which is the floating rate in the stream of defined cash flows) and the 10-year CMS rate (which is the floating rate in the swap). The determination of the historical cash flows on the fixed premium products and the swap would be the product of the respective rates multiplied by the hedge amount. Therefore, a regression of the 10-year will be supported by historical sales volumes and trends and consideration of any significant changes in the product channels or designs that may result in lower volumes.

Other relevant considerations related to the prospective effectiveness test would be management's expectation that sales of fixed premium products will meet or exceed the notional amount of the hedges. See the Paragraph 29 b. section for further discussion.

Statement 133 Implementation Issue G20 allows the Company to focus on the hedging instrument's terminal value (i.e., expected future payoff at maturity) to assess whether a hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the risk being hedged.
Some specific considerations that the Company used to assess and measure the effectiveness of a purchased option used in this cash flow hedge strategy included the following:
• Hedging instrument in a cash flow hedge is a purchased option or a combination of only options that comprise either a net purchased

e) Effectiveness Testing (cont.)		option or a zero-cost collar. The swaptions are clearly purchased options.
•
Exposure being hedged is the variability in the expected future cash flows attributable to a particular rate or price beyond a specified level. As noted, the Company has formally designated as the hedged cash flows the interest payment each month, for a one-year period, of the fixed premium products originated by the Company in the specified month of each year, through the swap maturity, in an amount equal to the notional amount of the individual derivative. Therefore, the designated risk is the change in the forward 10-year Treasury rate inherent in those cash flows during the various option periods (i.e., from inception through 2007 and 2008) and then, once the swaps begin, the forward 10-year Treasury as set annually throughout the remaining life of the swaps (i.e., from 2007 through 2018).
•
The assessment of effectiveness is documented as being based on total changes in the option's terminal cash flows through correlation of the expected Constant Maturity Swap ("CMS") rate, inherent in the swap component of the swaption and the expected 10-year Treasury rates inherent in the forecasted interest payments.
•
Critical terms of the hedging instrument (e.g., notional amount, variable that determines variability in cash flows, expected date of hedged transaction) completely match the related terms of the hedged forecasted transaction. Notional amount of derivative matches the amount of fixed premium products being hedged. The swaption CMS-based cash flows are dependent on changes in Treasury rates that also cause the variability in the cash flows being hedged. Expected date of hedged transaction match the dates by which the swaption is valued.
•
The strike price of the hedging option matches the specified level beyond which the entity's exposure is being hedged. Since the option relates to a swap, there are a series of strike prices rather than a single strike price. However, the combinations of those strike prices are equivalent to the specified level beyond which the exposure is being hedged.
•
The hedging instrument's inflows (outflows) at maturity completely offset the change in the hedged transaction's cash flows for the risk being hedged. In the event the option expires out-of-the-money (which would indicate a decline in interest rates), there will be no cash flows attributed to the swaptions and there will be no cash flows related to the benchmark interest rate because that particular event did not occur. If the option expires in-the-money (which would indicate an increase in interest rates), the cash inflows would be equivalent to the present value of expected future cash outflows attributed to an increase the benchmark interest rate.
	•	The hedging instrument is a European option and can be exercised only on a single date—its contractual maturity date.

f) Ineffectiveness Measuring	The swaptions designated in this hedging relationship do not meet the assumption of "no ineffectiveness," therefore the Company is required to measure ineffectiveness using the "perfectly effective" hypothetical derivative method, as defined in Statement 133 Implementation Issues G20. When applying the hypothetical derivative method pursuant to Statement 133 Implementation Issues G7, the cumulative change in fair value of the actual derivative purchased and the cumulative change in fair value of a hypothetically perfect derivative are compared each period, and:
•
If the cumulative change in the fair value of the actual derivative is greater than the change in the perfect derivative, the amount by which the actual derivative value cumulative change is greater than the perfect derivative is reclassified out of other comprehensive income and recorded in earnings.
•
If the cumulative change in the fair value of the actual derivative is less than the change in the perfect derivative no amount is reclassified out of other comprehensive income and recorded in earnings.

The hypothetically perfect derivatives, in this hedging relationship, are a series of swaptions that have the swap structured to perfectly mirror the issuance rates of the annuities on the actual issuance dates and based on 10-year Treasury rates. To create such hypothetically perfect derivatives, the following steps were performed:
	•	The Company determined the forecasted Constant Maturity Treasury rates to derive the fixed rates at which the annuities would be sold,
	•	The Company assumed that the annuities to be sold would be issued evenly throughout each month, and
•
The Company derived a weighted average Treasury rate for each month in which an annuity cash flow was forecasted and applied that as that rate to the fixed leg of the swap (as a proxy for the rate impact of daily resets required in the "perfect derivative.")
All other critical terms of the swaptions, such as notionals and maturities, would be identical to the actual derivatives.
g) SFAS 133, paragraph 68	This strategy was not short-cut method applicable.
h) Aggregation of Assets for Portfolio Hedging	Not applicable.
  27.
  For each group of derivatives described in the derivatives not designated as hedges section starting on page F-42, please revise to disclose the amount recorded on the balance sheet as of each date presented.

    The Company has revised the disclosure as requested. See pages F-46 and F-47.

  28.
  Please revise MD&A to provide a substantially expanded discussion of your hedging activities, including the effects on your financial position, results of operations and cash flows.

    The Company has revised the disclosure as requested. See pages 90, 91, 92 and 93.

Note 14. Related Party Transactions, page F-45

  29.
  We note you recorded certain reimbursements from American Express for costs incurred related to American Express corporate initiatives as capital contributions rather than reductions to expense amounts. Please cite the authoritative guidance you rely on related to these transactions and provide expanded disclosures as to how you made your determinations.

    We note supplementally to the Staff that American Express corporate initiatives were generally not designed to provide direct benefit to the Company. As a result of the Company's participation in these initiatives, it received cost reimbursements, totaling approximately $70 million, $82 million and $109 million in 2004, 2003 and 2002, respectively, that were treated as cost reductions. In the preparation of the Company's consolidated financial statements, we evaluated the extent to which the expenditures made by the Company to fund corporate initiatives should be viewed as relating to the Company's cost of doing business under SAB Topic 1:B.1 Questions 1 and 2 and, therefore, would require the costs to be treated as expense to present the consolidated statements of income as if the Company had been a stand-alone business. As a result of that evaluation, approximately $41 million, $36 million and $34 million for 2004, 2003 and 2002, respectively, of costs have been treated as expense. The related reimbursements have been accordingly treated as capital contributions. This treatment is consistent with the guidance in SAB Topic 5:T, which indicates that the payment by principal stockholders of a company's expense should be accounted for as a capital contribution. In making these determinations, the Company considered (i) the extent to which the initiatives were designed to either become part of the Company's ongoing operations or benefit other American Express' operating segments and (ii) the degree to which they aligned with the Company's operating strategy and related funding priorities. Generally, reimbursement for initiatives that were deemed to provide a benefit to the Company or that would likely have been undertaken by the Company on a stand-alone basis were treated as capital contributions; reimbursements for initiatives that did not provide a benefit to the Company were treated as expense reductions.

    The Company has revised the disclosure as requested. See pages F-50 and F-51.

Note 16. Operating Segments, page F-48

  30.
  Please revise to disclose the amount of amortization expense for each reportable segment. Refer to paragraph 27 of SFAS 131.

    The Company has revised the disclosure as requested. See pages F-53, F-54 and F-64.

    Supplementally per SFAS 131, depreciation expense is also required to be disclosed on a segment basis. Due to its insignificance to the segments and operations as a whole, it has been determined by the Company that depreciation expense is not substantial or meaningful enough to warrant disclosure by segment.

	3/31/2005	3/31/2004	12/31/2004	12/31/2003	12/31/2002
Depreciation Expense	$34	$33	$134	$114	$123
Total Expenses	1,657	1,442	6,072	5,420	4,868
Depreciation as a % of Total Expense	2.1%	2.3%	2.2%	2.1%	2.5%
	3/31/2005	12/31/2004	12/31/2003
Net PPE	$666	$677	$699
Total Assets	93,536	93,113	85,384
Net PPE as a % of Total Assets	0.7%	0.7%	0.8%

*    *    *    *    *

Closing Comments

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  •
  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10 and that Staff comments or changes to disclosure in response to Staff comments on the Form 10 do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

        If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 612-671-2050, or our outside counsel, Les Silverman, Kimberly Blacklow or Marianne Fiorelli of Clearly Gottlieb Steen & Hamilton LLP at 212-225-2000.

Very truly yours,
/s/ WALTER S. BERMAN Walter S. Berman Chief Financial Officer

cc:	James M. Cracchiolo, President and Chief Executive Officer
Greg Dundas Division of Corporation Finance Securities and Exchange Commission
Paul Cline Michael Volley Securities and Exchange Commission
Leslie N. Silverman Kimberly B. Blacklow Marianne C. Fiorelli Cleary Gottlieb Steen & Hamilton LLP